CONFLICT MINERALS REPORT

Exhibit 1.01

BUTLER NATIONAL CORPORATION
CONFLICT MINERALS REPORT
For the Year Ended December 31, 2015

Explanatory Note

           This report has been prepared by Butler National Corporation ("Butler") pursuant to Rule 13p-1 promulgated under the Securities Exchange Act of 1934, as amended. This rule imposes certain disclosure obligations on Securities Exchange Commission ("SEC") registrants, whose manufactured products contain certain minerals (conflict minerals) which are necessary to the functionality or production of such products. "Conflict minerals" are defined as cassiterite, columbite-tantalite, gold, wolframite, and their derivatives which are limited to tin, tantalum and tungsten.  The portion of Butler's business relevant to this report is Aerospace Products, which focuses on two product lines : Aircraft Modifications and Avionics. If a registrant has reason to believe that any of the conflict minerals in their supply chain may have originated in the Democratic Republic of the Congo, or an adjoining country and are not solely from scrap or recycled sources, the registrant must conduct due diligence on the source and chain of custody of such conflict minerals and submit a Conflict Minerals Report to the SEC. This report describes efforts made by Butler to determine the information required with respect to the products manufactured by it through its subsidiaries during calendar year 2015.

Product Overview

The aerospace part of Butler National's business is based upon design engineering and installation innovations to enhance and support products related to airplanes and ground support equipment. Certain Butler products contain materials and components which use small amounts of conflict minerals. Due to the depth of the supply chain, Butler is far removed from the sources of ore from which these materials are produced and the smelters or refiners that process those ores. The amount of information available globally on the traceability and sourcing of these ores is limited and Butler must rely on its suppliers to provide us with information on the origin of any conflict minerals contained in components and materials supplied to us.

Reasonable Country of Origin Inquiry

The Company's overall compliance program included conducting a reasonable country of origin inquiry as required in an effort to survey our supply chain to determine the origin of any conflict minerals in our products.

After conducting a reasonable country of origin inquiry, Butler National Corporation has no reason to believe that any conflict minerals used in its products may have originated from any of the countries covered by the Act.
The Company's reasonable country of origin inquiry as required by the Act consisted of asking our suppliers to provide answers to questions based upon the reporting template designed by the Electronic Industry Citizenship-Coalition-Global e-Sustainability Initiative ("EICC-GeSI").  The Company received responses from the vast majority of its suppliers and received no response from any supplier suggesting the use of any conflict minerals originating in the covered countries.

The Company believes that its procedure for conducting it reasonable country of origin inquiry was appropriately designed and that it was conducted in good faith. That said, it must be conceded that there are inherent limitations in determining the accuracy or completeness of information sent to us.

Due Diligence Measures performed by Butler

Due diligence measures performed included the following;
	Appointing an internal team including employees of affected subsidiaries to implement our due diligence measures and to meet regularly to review progress.
	Developing and maintaining a database to store conflicts minerals records including questionnaires returned.
	Communicating our policy on Conflict Minerals to suppliers.
Making the results of our due diligence through our Form SD and Conflict Minerals Report available on our website.

Results of Efforts

The Company has received no information from its suppliers indicating that the tin, tantalum, tungsten or gold in any of our products originated in any of the countries covered by the Act.